Exhibit 99.1

Galmed Announces the Breakthrough Development of a Brain Penetrating New Formulation of its SCD1 inhibitor, Aramchol

●	98% of drugs do not reach the brain, as the blood–brain barrier (BBB) separates peripheral blood circulation from the central nervous system (CNS).

●	Galmed has developed, in collaboration with Barcode Nanotech, a unique proprietary formulation of Aramchol which targets the brain. By crossing the BBB, this new Aramchol formulation could become a disease modifying therapy for unmet chronic CNS diseases.

●	Stearoyl-CoA desaturase (SCD1) has been identified as an important therapeutic target for CNS diseases (Parkinson disease and dementia) which are characterized by the aggregation of the protein α-synuclein (αSyn). In-vitro studies have demonstrated that Aramchol effectively down-regulated αSyn-aggregation in a dose dependent manner.

Ramat-Gan, Israel, April 09, 2026 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver, cardiometabolic diseases and GI oncological therapeutics, announced today the breakthrough development of a brain penetrating new formulation of Aramchol. Crossing of the blood-brain barrier (BBB) is an essential step to achieve effective treatment effects in Parkinson disease (PD) and other CNS diseases. The new Aramchol formulation is characterized by sequestration of the Aramchol in lipid nanoparticles which will be administered by subcutaneous injection for delivery across the BBB.

This new Aramchol formulation was co-developed by Galmed and Barcode Nanotech, based on Barcode Nanotech’s unique and proprietary platform which enables simultaneous screening of hundreds of different nanoparticle formulations in vivo, coupled with AI analysis tools to select the optimal delivery vehicle to the brain.

There are currently no disease-modifying therapies available for treatment of PD or related synucleinopathies such as multiple systems atrophy (MSA) and dementia with Lewy bodies (DLB). These diseases are each characterized by presence of Lewy bodies enriched in αSyn protein and are thus collectively known as synucleinopathies. Recent evidence from cell-based screens of αSyn toxicity has identified stearoyl-CoA desaturase 1 (SCD1) as a potential target for treatment of synucleinopathies.

Based on the evidence for the role of SCD1 inhibition in mitigating synucleinopathies, Galmed’s breakthrough medicinal chemistry work converting Aramchol into a brain-penetrant SCD1 inhibitor position Aramchol as an attractive therapeutic asset for synucleinopathies such as Parkinson disease, multiple systems atrophy (MSA), dementia and other CNS indications of unmet need.

Allen Baharaff, Galmed’s Co-founder and CEO commented: “The largest challenge in developing innovative CNS therapeutics is delivering these molecules to the brain. I am excited to report today the fruits of our collaboration with Barcode Nanotech, advancing our lead compound Aramchol as a first in class brain penetrating SCD1 inhibitor. Based on our preliminary in-vitro data which demonstrated that Aramchol dose-dependently down-regulated αSyn-aggregation as well as indicating that the treatment was not associated with toxicity, we believe that treatment with Aramchol could prevent the pathophysiological cascade that leads to αSyn-aggregation which induces a chronic inflammatory state that is associated with PD disease progression and severity. Subject to the regulatory advice we are now seeking, we are planning to advance Aramchol to a PoC Ph1b/2 studies in PD patients in H2 2026”.

Ronen Eavri Co-founder & CEO of Barcode Nanotech commented: “Barcode Nanotech has developed a library of novel lipids for RNA and DNA, LNP-based delivery, through a unique in vivo & AI-based screening platform which allow simultaneously screening of hundreds of different nanoparticle formulations. Based on our proprietary platform and lipids library we have identified a unique formulation of Aramchol to cross the BBB and deliver the molecule to the brain. We look forward to continuing our collaboration with Galmed to develop target-specific selective delivery vehicles of Aramchol to enable precise target-site activity and release of this promising drug”.

About Galmed Pharmaceuticals Ltd.:

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver diseases, and continue to actively advance Aramchol for the treatment of combination therapy for NASH. We are also seeking to develop Aramchol for certain oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

About Barcode Nanotech Ltd.:

Barcode Nanotech develops delivery solutions for RNA & DNA therapies through a unique multiplexed discovery platform. The Company’s proprietary NeoRNATM Targeting Technology enables efficient discovery and optimization of lipid-based nanoparticles (LNPs) through in silico & in vivo mass-screening. The solution combines the design of thousands of new lipids and LNPs, advanced AI tools and in vivo barcoding-based biodistribution analysis at a single cell resolution. Using this platform, Barcode has developed unique LNPs that can direct RNA and other therapies to cells in the brain, kidney, lungs and additional target organs. The company has an in-house lead drug development program and concurrently collaborates with biopharma companies to develop new therapies.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the potential synergistic effect of Aramchol, Stivarga® and Metformin as a new fixed-dose combination treatment, the expected timing of clinical trials, future clinical development and creating value for investors and stakeholders. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CONTACT: Galmed Pharmaceuticals Ltd.; investor.relations@galmedpharma.com +972-3-693-8448